# SPECIAL POWERS *from* REGULAR FLOWERS


WILDCRAFTED
LEMON HONEY
LION
DANDELION TEA
DANDELION
ROOTS, LEAVES & FLOWERS
PREBIOTIC BREW
10 FL OZ / 295 ML
DANDELION ROOTS, LEAVES & FLOWERS

DETOX & DIGESTIVE HEALTH

# Dandelion Healing Power

Dandelions are a medicinal super plant that have been healing folks for thousands of years.





# Our Story

In 2009, they saved Ray DeRosa's eyesight from a rare genetic eye disease called Leber's.

Shortly after, he discovered the many other healing properties they have and founded LION Tea to spread the benefits of dandelions throughout the world.

LION



**Our mission is to drive consumer education on PLANT-BASED medicine and our hero is the amazing DANDELION PLANT.**

# The TREND

Consumers are looking to **plants as medicine** and using healing botanical tonics instead of conventional medicine.

# BITTER

Spins *(leading analyst for grocery industry)* released an article "Bitter in Bloom" naming **bitter herbs one of the top trends** for 2018 and beyond. Dandelions have a 7.1% growth 2019 and expect double digit growth next year.

## The **TREND**

# BETTER

# The FORGOTTEN WEED


Dandelion Flower
(C)
(A)
Dandelion Leaf
(B)
Dandelion Root

## (A) Dandelion Leaf

The leaf makes it bitter – And bitter is better and better is being detoxed with great skin. You follow?

## (B) Dandelion Root

The root is a PREBIOTIC and Prebiotics feed your probiotics and when that happens, your digestion is perfection.

## (C) Dandelion Flower

The flower is power providing ANTI-INFLAMMATORY benefits by the hour.

LION

# Goal: Impact our Community by Sourcing Locally and Supporting Farmers and the Bees!

We believe a company on a **mission** has to be a company that aims to do good and have an **impact** on the community. Sustainability in growing practices, resource development and packaging are all built into our business model and always will be.

- Sourcing the best local dandelions our country has to offer:
  - Partnered with an organic botanical broker to source local dandelions
  - Launched our product near our farms to support the local community
- Support the Plant-Based Medicinal movement by turning dandelion from pesky weed into Homegrown Superplant:
  - Educate consumers
  - Dandelions have been healing people for 1,000s of years
  - Dandelions are nature's bandaids
- We do our part to save the Bees!
  - Without dandelions bees are in trouble. Without bees we are in trouble.
  - After hibernation, dandelions are the first plant Bees go to to feed from
  - A portion of our proceeds will support beehives for local farm partners to create healthy and sustainable farm ecosystems.

LION has partnered with farmers in the Tri-State / Texas / California to source and support **local farms** & the **bees** who reside on them.

**Homegrown Superplant**

LION

# LION Tea - Superplant Elixir for the Masses


BLACKBERRY ROSE
BLOOD ORANGE GINGER
BLUEBERRY HIBISCUS
STRAWBERRY LAVENDER
ORIGINAL DANDY
LEMON ELDERFLOWER
LION
DANDELION TEA
-Unsweetened-
0g SUGAR
USDA ORGANIC
DAILY DETOX & DIGESTIVE AID
SUPERPLANT ELIXIR
10 FL OZ / 295 ML

# THE LION TEA ADVANTAGE

- **Leading growth in category of functional tea**
  - Cracked the code in making dandelions edgy & cool
  - Leading with amazing taste & function – winning formula
- **Innovation poised for category expansion**
  - First mover advantage within RTD dandelion; brand equity in the space
  - Leverage the mighty dandelion, and partnering it with other functional plants to capture switcher consumers
  - Serve the spectrum of function to cover consumption moments throughout the day: energy, calm, immunity, focus, etc.
- **Path to [fast] profitability by 2024 via continued COGs reduction plan**
  - Continue leveraging affordable & quality lead ingredient: dandelion
  - Scale vendor partnerships, channel mix, and operational efficiencies

# LION Tea: Special Powers from Regular Flowers

- **Functionality** and **taste** of LION Tea driving trial and retention
- Consumer base acutely aware of functions/benefits and seek out products that fit their needs. Outspoken about functional results and delighted by the taste that goes along with it
- **Digestion** and **Detox** are the most sought after functions
- LION drives **incrementality in category**, growing RTD tea sales vs stealing share
- As we invested in our customers, they invested back. Grew to **#7 bottled tea on Amazon**
- Skew older than assumed, with more awareness of function and ingredients of consumables



BLACKBERRY ROSE
USDA ORGANIC
LION
DANDELION TEA
DAILY DETOX
&
DIGESTIVE AID
SUPERPLANT ELIXIR
10 FL OZ / 295 ML


THE BOTANICAL KING
LION
RAY DeROSA
Lion Tea
BEV NET

BEVNET
LIVE
NEW BEVERAGE
SHOWDOWN

LION
BOTANICAL TONICS
PREBIOTIC
DANDELION TEA


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# GROWING TODAY

- Launched D2C in 2020 sales have **grown 550%** since Feb
- Created a LION Community of Brand Champions – **Acquired 11,000 customers this year**
- **20% of our customers make up 40% of our revenue –** since launch in 2017
- Launched in LA + NYC **Top 100 Natural Independents**
- Partnered with great production facility – **220,000 bottles at 97% efficiency on last production**
- Launched On **Amazon Launchpad Program #7 Bottled Iced Tea in the country**
- **Invited by Coca-Cola's VEB** as one of 12 emerging brands to participate in Founders Forum.


FLOWER POWER
DANDELION TEA
LION






LION
BOTANICAL TONIC
Homegrown
PREBIOTIC
DANDELION TEA
BLOOD ORANGE
10 FL OZ


NATURAL DETOXIFIER
LION
PREBIOTIC DANDELION TEA
REFRESHING & SLIGHTLY BITTER.
(like your ex)
DANGEROUSLY REFRESHING
PREBIOTICS FEED PROBIOTICS
THIS WE


DETOXIFYING & RESTORATIVE
LION
BOTANICAL TONIC
Homegrown
PREBIOTIC
DANDELION TEA



# LION Team

## Growing Today and Building for Tomorrow

- **LION Team**
  - **Ray DeRosa** (Founder+CEO) - sales, operations, strategic vision (experience: serial entrepreneur 10+ years launching companies)
  - **Jason Lannert** (Brand) + **Marcela Avelar** (Designer) - brand identity, voice design and content creation (experience: WTMLN WTR, Nespresso, L'Oreal)
  - **Andrey Ayrapetov** (Product) - formulation, product extension (experience: WTMLN WTR, Matchbar, Runa, Rise Brewing)
  - **Mollie Vogt Welch** (Content Director and Community Manager)- Copywriting, voice design, content creation, customer outreach and brand loyalty (experience: first employee LION Tea)
  - **Isabel Rodriguez** (Controller+Ops) - finances, accounting, operations and logistics (experience: Siggy's Yogurt)
  - **Stevi Buglewicz** (Sales Manager LA) - sales, merchandising, account support (experience: Honest Tea)
  - **Anjali Reddy** (Intern Extraordinaire ) - works in all operational aspects of the business
- **LION Partners + Brokers**
  - **LA Libations** - west coast broker/ incubator
  - **Magis Marketing -** east coast broker
  - **Brand Focus Digital**- Amazon consultant
- **LION Advisors**
  - **Daina Trout** - CEO Health Ade Kombucha - montly mentoring w/ Ray DeRosa - Board Member
  - **Phil Haus** - Layjax Ventures - advisor - board member
  - **Morgan Buehler** - Primal Kitchen - advises on sales
  - **Emily Stubler** - Iconic Foods - advises on marketing

# Scaling LION's Direct-to-Consumer Business

LION is capitalizing on the detox and digestive marketplace on Amazon. Converting tea drinkers who are craving a convenient functional product that also tastes good. Our next growth opportunity is the prebiotic beverage market.

- LION Sales growing exponentially
  - **Feb - $17,077.05**
  - **March -$30,063.21**
  - **April - $45,672.83**
  - **May - $70,053.40**
  - **June - $105,335.36**
  - **July - $146,294.31**
- Why?
  - Consumer base acutely aware of functions/benefits and seek out products that fit their needs
  - Digestion and Detox are the most sought after functions

- Avg customer product review **4.35 stars**
- **91% positive** seller reviews

**Direct to Consumer**

LION

- Our Data + Trends indicate high growth potential for LION repeat purchasers:
  - 30% of orders are for 2 or more cases
  - 38% of consumers reorder for at least 4 times
  - 20% conversion rate on Amazon entire catalog
  - 24% consumers order after receiving sample pack
  - Amazon's choice product #7 Bottled Iced Tea nationwide

# A New Normal: Retail Operations During Covid

- COVID-19 has been a challenging time for this country. However, as a brand it has allowed us to better serve and acquire customers.
- Not only have we been able to more effectively reach our demographic, we have been able to own the customer journey from first touchpoint onward. Acquiring a customer DTC gives us customer data to better the journey over time as we analyze shopping behaviors.
- We've invested where spend was most efficient
- We've pivoted away from retail, where shopping habits became unpredictable and focused on e-commerce.
- Online retail allows us to quickly change messaging, targeting, and promotions as the landscape of COVID shifts.
- With a captive audience on digital platforms due to COVID, digital ad spend saw increased efficiencies.
- We doubled down to grow our DTC audience and have found an opportunity to truly own the customer journey.

COVID is not a place for discovery in store. Shoppers, if they are going in themselves, are on a mission, discovering new products is not one of them. Unlike before, people are only touching the things they plan to pick up and take home – no bottle turning to read labels, no pausing to check out something new. They are panic shopping and searching for essentials (TP, milk, eggs, etc). Our product is innovative and discoverable.

# LION D2C - Poised for Growth

- Proven marketplace w/ indicators for massive continued growth!
- **Cost of acquisition:** $11, down 39% since Feb
- **Conversion rate:** 3.79% up from 1.2% in Feb
- **Avg reorder:** 22% since 2018
- **Avg conversion on variety packs:** 24%
- **Top 25 Customers:** spent over $200 w/ LION in 3 months



$28K
$17K
(39%)
$30K
+76%
$45K
+50%
$71K
+58%
$105K
+48%
$126K
+20%
$151K
+20%
$181K
+20%
$218K
+20%
$261K
+20%
$314K
+20%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

| Month | TOTAL SPEND | Total Spend to Rev % | Blended CPA |
|---|---|---|---|
| Jan | $11,961 | 48.25% | $14.57 |
| Feb | $10,649 | 57.75% | $18.36 |
| Mar | $15,404 | 53.26% | $14.77 |
| Apr | $16,431 | 34.67% | $9.11 |
| May | $27,186 | 39.40% | $12.11 |
| Jun | $41,145 | 39.73% | $11.56 |
| Jul | $32,949 | 38.52% | $11.59 |

- ➔ AOV - $28.04
- ➔ LTV - $89 (and climbing)
- ➔ Top 100 customers spent over $100 in 3 months

LION

# LION D2C - Poised for Growth

- Proven demand for dandelion: **repeat purchase rates & customer growth**
- Average DTC customer reorders within 2 weeks of trying variety pack
- ~20% of surveyed customers forget to reorder; white space for subscription model to decrease time between order
- Cost per acquiring a new customer: fell 39% since January, while gaining 11K new customers
- Email list **grew to over 10K**, driving $37K in revenue
- 77% of new customers coming from digital ads
- **Served ads to 1% of addressable health & wellness** group on FB/IG; **massive** room for growth as we expand reach within audience
- Detox & digestion: 2 most prevalent functions new customers are seeking out.
    - July: started serving Detox/Digestion group with ads (100MM+ audience size)
    - Strong preliminary results

# LION D2C - Customers love LION



Sales by Repeat Customers
$160,000.00
$140,000.00
$120,000.00
$100,000.00
$80,000.00
$60,000.00
$40,000.00
$20,000.00
$0.00
31%
40%
27%
39%
40.64%
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Sales by Repeat Customers
Total Sales

- LION Site: 1st qt of data is promising
  - 19% Repeat buyers
  - Avg 2.89 orders for $87

- Amazon Sales: **Loyalty year over year**
  - **20%** of our customers repeat purchase and make up **40%** off our sales
  - These data points held strong from 450 cases per month to 4,500 cases per month

    *note q4 2019 launched 3 skus w/ no repeat purchase opportunity

## Go Deep in Northeast and Launch in Conventional Grocer*

Leverage sales and account base to expand into additional territories on the east coast.

- Distribution
    - UNFI Next program, distributes to larger LION accounts and conventional grocers
    - DSD: services natural / independents in NY / NJ / Conn / Boston
- Account Base
    - 150 Doors Natural/ Independents
    - **The Fresh Market** launch June (**170 Stores**)
- Field Marketing + Trade Spend
    - Tasting and Consumer Education are key to velocity
    - Field Marketing has proven to be most cost effective in supporting accounts

# Northeast Expansion

*To be resumed in Q2 2021 post covid-19.

LION

## Leverage Our Innovative Functional Tea in top 100 accounts*

Leverage sales and account base to expand into additional territories on the east coast.

- Distribution
  - UNFI Next program, distributes to larger LION accounts and conventional grocers
  - DSD: services natural / independents in LA / San Diego
- Account Base
  - 75 Doors
  - **Key Natural Independents**
    - **Erewhon, Jimbo's, Frazier Farms**
  - **Gelson's and Bristol Farms authorization pre - covid**
- Field Marketing + Trade Spend
  - Tasting and Consumer Education are key to velocity
  - Field Marketing has proven to be most cost effective in supporting accounts

# L.A. Expansion

*To be resumed in Q2 2021 post covid-19.

LION

# LION Financials  Quarter over Quarter Growth

**Summary**

- 133% Growth from 2019 to 2020
- 50% MoM D2C growth
- Decreased COGs from $1.24 to $0.90
- 11K new customers in 2020

- Social Media ad optimization: increased reach, refined targeting, decreased CPA
- Money in / Money out
- Grew organic channels (email & social)



+1222%
$793K
+185%
$459K
+155%
$236K
+425%
$161K
+125%
$92K
+96%
$81K
+300%
$41K
$10K
$41K
$31K
$60K
+1%
$60K
2018
2019
2020
2018
2019
2020
2018
2019
2020
2018
2019
2020
Q1
Q2
Q3
Q4

# LION Tea - Cost + Margin Today and Tomorrow

Creating a superplant elixir from dandelions supports LION to achieve margin & scale.

- **D2C** avg selling price $2.50 per unit - **54%** gross margin (2020) / **72%** gross margin (2023)

**COGs Reduction** Goals **Achieved** in 2018/2019/ 2020



LION COGs Reduction
Freight In
Warehousing
Tolling
Packaging
Raw Material
$ 1.25
$ 1.00
$ 0.75
$ 0.50
$ 0.25
$ -
2018
2019
2020
2021
2022
2023

*** D2C = Direct to Consumer**

# MARKETING – 2021 Growing the Brand

STRATEGY

- Focus on large reach programs to drive awareness & trial
  - Trial is key: dandelion is an emerging ingredient, trial helps to prove benefits
  - Awareness: educate consumers of breadth of product benefits to distinguish vs other teas
- Continue investing in digital ads + community building
  - Leverage consumer insights to drive efficiencies in digital spend
  - Pay for new customers, foster organic relationship with existing customers
- Leverage brand champions to spread LION love in an authentic way
  - Give rabid fans more products to love
  - Innovation launches to increase consumption occasions throughout the day

INITIATIVES

- Grow social channels to >10K followers with >3% engagement
- Increase email list to >20K names with 20%+ open rates
- Limit promos to <5 days/month
- Create strong partnerships with brand loyalists who have large social followings
- Grow affiliate marketing program to >$100K/month by EOY 2021
- Land 1+ top tier media placement/month

# 2021 Marketing Plans

| GOALS | STRATEGIES | TACTICS | MEASURES |
|---|---|---|---|
| Increase brand awareness | Leverage consumer insights to target more of the right customers | 1. Paid social<br>2. Amazon/Google ads<br>3. Public Relations | 2X unique impressions MoM across all channels, including media outlets |
| Drive trial | Decrease barriers to entry & increase education on brand | 1. DTC promotions<br>2. Affiliate marketing<br>3. Influencer marketing | Increase in discovery pack as % of unit mix vs 2020 |
| Increase AOV & decrease time between orders | Foster relationship with brand champions & new customers | 1. Loyalty program<br>2. DTC subscription<br>3. Organic social & email | 20% of revenue being driven by subscription |
| Lower CPA below $10 | Diversify acquisition strategy | 1. Affiliate marketing<br>2. Brand collaborations | Affiliate marketing & organic social drive 50% of new trials vs ~80% in 2020 coming from paid social |

# Building Brand Champions

**Chelle Broom** Got my teas today and as a cancer patient your stomach becomes sensitive to the drugs they give you and I have found after drinking one of the teas i have no nausea or stomach upset. I've got 5 more to try and if this is the lifesaver for my nausea you'll have me sold and I'll be sure to pass on the good news to others at the hospital.

12

Like · Reply · Message · 2w

★★★★★ 7/12/2020 Lion Tea Organic Bottled Dandelion Tea | Immuni...

B081TL4GQ2 / LION Tea

**Fabulous** by **Clare Orlando**

I really enjoy drinking Lion Dandelion Teas. This is my 2nd order of the Variety 12 Pack. I decided to join the subscription service. I love all flavors, it's so hard to pick a favorite. These are great to add into a daily beverage regimen; there's so many benefits! I feel good just from the very first sip. Lion Dandelion makes my mouth smile & my body dance with happiness!

**Barry Buchholz** I ordered the 12 mix pack and 12 plain. Drinking 1 a day and my stomach IBS issues are much better. till have a case to go but will buy again.

- Highly engaged
- Emotionally invested
- Reply to potential customers on FB/IG to educate and sell
- More than a tea – it is changing lives and they shout about it
- Thrive in inclusive community environment

LION

# Our customers are the hero of this story


La-Shawn Hill Kat Lucas Lengle, I also messaged the page and to their credit, they issued a refund immediately.
2
Like · Reply · 9w
Dawn Mackowski Shreve La-Shawn Hill - Sorry you didn't receive your order, but I had the exact opposite experience. Super quick ship AND outstanding g customer service (I had some questions). Please give them another try! Best wishes to you.
2
Like · Reply · 2w


Jamison Kaufman
July 7 at 11:48 AM
I discovered this tea and ordered 12 bottles of the lemon elderflower. I LOVE this. I just ordered another 6 sample pack...I have been wanting to add dandelion to my regular diet and this might be the perfect way! One bottle a day...

- Customers have extreme brand love. They take it upon themselves to act as customer service across social platforms
- Once acquired, seeing strong loyalty to the brand
- Market is ready for, and seeking out, dandelion
- Getting in front of a trend to lead the category in innovation, service, and lifestyle

**Top 100** Customers purchased **over $100**.*
**Top 25** Customers purchased **over $200**.*

*In 3 months since site launch.

LION

# Community / loyal following / Brand champions


Jackqe Budak
Just messaging you to update you on my receiving & drinking your product !!!!! It sure lived up to All the Rave reviews I've red !!!!! I was looking to Cleanse/Reset my body & that's exactly what I experienced !!!!! I've been trying to cut out Junk Food & Pop for the longest time !!!!!! With this tea I feel No Desire for ANY Tempting Foods or Pop which is quite an accomplishment since I ve been a Junk Food Junkie All My Life !!!!! I plan to reorder SOON to continue Drinking & Eating Healthy
THU 10:33 AM
Wow this is amazing!! I'm going to read this to our team today! Thank you so much 😊
THU 11:05 AM


Jackqe Budak
Thank You !!!!! I ve felt so much Better the last Week or so then I have in a Looong Time !!!!! I think I was on the road to Kidney Problems but now I have so much more energy I'm even going to start exercising again !!!!
I'm Not a Spring Chicken anymore either but this Tea has Motivated me
THU 11:29 AM
Aa

# Community / loyal following / Brand champions

**Re: The one where you made our day** Inbox ×

**gerri8564@aim.com**
to me
Thu, Jun 11, 10:58 AM

I am in love with this new drink! My favorite is the strawberry hibiscus. I do not like any sweetened drinks. Black coffee, unsweetened tea, plain flat or sparkling water. The fact that Lion is unsweetened is what made me try it. I'm a forever fan now.   Gerri

Sent from AOL Mobile Mail
Get the new AOL app: mail.mobile.aol.com

---

**Gerard**
Jul 8, 2020, 9:15 AM ADT

Gerard was not signed in when this comment was submitted. Learn more

Just wanted to say I truly feel a difference after drinking your tea I sleep better feel better and more energy I tried to leave a review couldn't see how to

---

**RE: The one where you made our day** Inbox ×

50

**dietdewcrazy@aol.com**
to me
Mon, May 11, 2:12 AM

Thank you so much! I did read your story and
I love to support small businesses!!

21

I am a healthy eater, but the one thing I have trouble with is drinking better. I am in remission from cancer and really need to come off the diet dew (my only bad addiction). I bought the variety pack so I can find just the right flavor.

Thank you so much for sharing your tea!!
Rhonda Matlock

On Sunday, May 10, 2020 LION Tea <info@liontea.com> wrote:

Can't see this email? View in Your Browser

---

**Recycling** Inbox ×

**Lydia Prosnier** <lydie56@att.net>
to me
Fri, Jul 10, 1:50 AM (12 days ago)

I just drank my first bottle (blackberry rose) from variety pack ordered on Amazon — so delicious. Being French, I chose it first because of the Rose. Im amazed and thrilled by the strong rose taste.

Question:  why the need to add sea salt?  and out of curiosity, where does the sea salt come from?!!  The French swear by theirs being the best which us all I do buy!

SUGGESTION:  you should check into a way to send the original packing box with empty bottles back to you. I hate creating waste. I know all of it is recyclable and we have a recyclable trash system in my town, but it seems like it would be so easy to create a system where I buy direct from you, send my box and empty bottles back and you send back with refilled bottles.  I know their are sanitation issues and the darn laws are probably what prevent you from doing so, people suing if they get sick or whatever.

Im going to be buying your product in bulk now, 24 pack of flavors I like!

Sent from my iPhone

LION



# GROWING TOMORROW

- **Proven concept in LA + NYC** = Loyal LION Community
- **Thriving  D2C channel w/ untapped potential**
- **$2.4M** revenue run rate
- Achieving efficiency in production run + **bringing COGs down**
- Moving from independent stores to **conventional grocery**
- **Building LION into THE Dandelion Brand**



# LION Goal 1 - Scale D2C Business Across Product Lines

LION proved the demand in 2020
- Customer acquisition got cheaper throughout year, indicating we are targeting correctly and the audience is receptive to product

Driving Demand For The Future
- Continue growth trajectory by growing base of customers
- Innovate to expand audience & drive incremental consumption moments
- Establish brand as leader in functional ingredients. Consumers lean on LION to tell them what is hot!

LION In The Media
- With 3 PR hits in March, continue to push PR team for better, and more, PR hits
- Partnering with influencers to drive social chatter and social proof

Owned Channels
- Leaning into organic social & email to drive incremental revenue
- Monthly promos to drive repeat purchase and trial



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We all need a little variety from time to time. A new flavor, a different twist – it's the spice of life! You'll love the variety in our discovery box. Try them all and find your favorite.
6 PACK: one bottle of each LION Tea flavor
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Lion Tea
Published by Later [?] · March 27 at 10:00 AM
Here at LION, we want to help everyone boost their immune system at a time like this. That's why we're offering 20% off all website orders with code IMMUNEBOOST from now through April 15th. Stay healthy and drink dandy...then you'll have a reason to use those 40 roles of toilet paper
Immunity,
Delivered to Your Front Door.
SPECIAL POWERS from REGULAR FLOWERS

LION

# LION Goal 2 - Ready for launch in 3 Key Retailers

- 3 Key Retailers on track before Covid - 19
- Retail business has been put on hold to cut costs
- Continue submitting to key retailers category reviews
- Ready to launch as soon as consumers are ready to discover products at the grocery store
- **Projected Q2 2021**


GELSON'S
MARKET
COFFEE BAR

LION External Sales Team

- Magis Marketing
  - Outsourced sales team

LION Retail under Covid-19

- Only taking orders from large distro (UNFI)
- Any other orders are COD


Bristol Farms
NOW OPEN

# LION Goal 3 - Gross Margin 30%

LION working COGs down from $0.99 - $0.90

- Dandelion extract
  - New supplier brought cost down + single source saves on shipping
- Dandelion supply chain
  - Working to finalize partnership b/t extract and source to bring price down even more
- Reformulated 2 most expensive SKUs
  - Blueberry Hibiscus / Blackberry Rose reduced by $0.09

LION Operations + Distribution

- Box prices negotiated down 20%
  - More sustainable packaging
- New Boxes bring fulfillment fees down from $18 -> $14 per order
- Set up a new fulfilment partner A2B
  - less expensive fee's
  - no hidden costs or inventory charges


LION
DANDELION TEA

# LION Goal 4 – Build the LION Dandelion Brand!

- First mover advantage in RTD dandelion; credibility in the space
  - Become THE dandelion brand
- People connect with brands, not products: we have the product hook to bring them in, we now need to give them a reason to stay with a stellar brand movement!
- Consumers have spoken with their $$$, they want function!
  - Where we win: functional **and** tasty
- Leverage innovation to expand reach & drive relevance with a broader age group
- Build a community, not just a set of consumers

**bye coconut water -hello dandelion tea!**
Reviewed in the United States on October 20, 2018
Flavor Name: Blueberry Hibiscus | Size: 12 Pack | Verified Purchase
As a long time coconut water drink, dandelion tea has taken its spot in my fridge! This magical-bitter is better! Don't let the first sip steer you away, you will fall in love with

**MUST TRY!**
Reviewed in the United States on August 21, 2018
Flavor Name: Blueberry Hibiscus | Size: 12 Pack | V
It's hard to pick which LION Tea is my favorite but Blu refreshing and not too sweet - a perfect combination drink LION any time of day. It's great to mix with tequ tried LION, you're missing out - your body will thank

**Can't get enough of Lion Tea!**
Reviewed in the United States on October 18, 2018
Flavor Name: Variety | Size: 6 Pack | Verified Purchase
I was skeptical at first b/c I have never had dandelion tea so a sample pack of all their flavors was perfect. The unsweetened is my favorite, can't wait to try the rest!

# Introducing: LION Sparkling Prebiotic Tea

## Putting the FUN in functional


LION
SPARKLING PREBIOTIC
LEMON ELDERFLOWER
0g SUGAR
USDA ORGANIC
LEMON ELDERFLOWER
LION
SPARKLING PREBIOTIC
GRAPEFRUIT LIME
0g SUGAR
USDA ORGANIC
GRAPEFRUIT LIME
LION
SPARKLING PREBIOTIC
BLUEBERRY HIBISCUS
0g SUGAR
USDA ORGANIC
BLUEBERRY HIBISCUS
LION
SPARKLING PREBIOTIC
BLOOD ORANGE GINGER
0g SUGAR
USDA ORGANIC
BLOOD ORANGE GINGER

## A LION Tea for the exciting moments in your day

# Our New Production Innovation



REVITALIZE YOUR GUT WITH OUR SPARKLING PREBIOTIC TONIC
LION
SPARKLING PREBIOTIC
LEMON ELDERFLOWER
0g ADDED SUGAR
USDA ORGANIC
CLEAR SKIN
May your skin win. Rich in antioxidants, dandelions may have anti-aging benefits for the skin. A bottle of LION helps to give you and your skin that "Je ne sais quois" but without the mystery (it's the dandelion!)
GOOD DIGESTION
Early research suggests that dandelion may treat constipation and other symptoms of impaired digestion. The root of the dandelion is a natural pre-biotic. This fiber gives your existing pro-biotics a jump start and really gets things moving :)
REDUCE BLOATING
We've all been there. A long night of celebrations, a salty meal, not enough sleep. They can leave you feeling bloated and drained of your normal energy. Dandelion tea to the rescue! LION is known for being a mild diuretic, it will help you shed that extra water weight and leave you feeling refreshed and energized.
IMMUNITY BOOST
Dandelions contain high levels of the antioxidant beta carotene, which may help provide an immunity boost for your system. We could all use some extra help in that department-especially in those colder months!
EMRAYS GOURMET INC BROOKLYN NY 11211 | info@liontea.com | ray@liontea.com | liontea.com
DETOX & DIGESTIVE HEALTH
LEMON ELDERFLOWER
GRAPEFRUIT LIME
BLUEBERRY HIBISCUS
BLOOD ORANGE GINGER

- Thanks to kombucha, consumers are aware of, and interested in, gut health
- Sparkling probiotics are booming, yet saturated
- Space in the market for a sparkling prebiotic compliment to the probiotic
- Lean in to the need for both pre-and probiotics for a healthy gut
- Tap into emotional desire for health within today's landscape
- Educate on link between healthy gut and overall health

# LION Innovation Product Positioning


POSITIONING
FUNCTIONAL/HEALTHY
REBBL
LION
DANDELION TEA
sunwink
EDUCATIONAL
FUN
OLIPOP
EST 1999
WONDER DRINK
KOMBUCHA
poppi
BETTER FOR YOU

# BRAND BUILT ON FUNCTIONAL TEA

*Forgotten super plant healing for over 1,000 years*

PRESENT


ENERGY
PREBIOTIC
SLEEP
FUNCTIONAL TEA
DETOX & DIGESTION
BRAIN FUNCTION
CALM

FUTURE

# FUNCTIONAL TEA

*Special Powers From Regular Flowers!*

| CURRENT CORE PRODUCT | FUTURE OF FUNCTION |
|---|---|
| • DETOX & DIGESTION | • SLEEP |
| • PREBIOTIC | • PROBIOTIC |
| • ENERGY | • BRAIN FUNCTION |
| • STILL | • SPARKLING |
| • IMMUNITY | • SHOTS |
| | • LOOSE TEA |

# 2021 LION Goals

| GOALS | STRATEGIES | TACTICS | MEASURES |
|---|---|---|---|
| Scale D2C Business | Leverage consumer insights to target more of the right customers | 1. Paid social<br>2. Amazon/Google ads<br>3. Public Relations | 2X unique impressions MoM across all channels, including media outlets |
| Ready for Retail Launch | Be ready for retail shift back to normal build relationships w/ buyers | 1. Submit category reviews<br>2. Foster relationships | 3 out of 45 key retail partner opportunities |
| Gross Margin 30% | Foster relationship w/ vendors. | 1. Yearly contracts<br>2. Larger runs<br>3. Purchasing material from source | Gross margin over all channels |
| Build the LION Brand | Capitalize on first mover opportunity. | 1. Release product innovation<br>2. Build LION community | Repeat purchase behavior<br>Community 2x in size |



# The HOPE

With the right resources we hope to take this amazing functional botanical tonic nationwide and help heal as many people as possible.

# THANK YOU



(We actually brought you flowers, kind of)

CONTACT: RAY@LIONTEA.COM